Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew.zintel@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Date of Second
Quarter 2007 Results, Conference Call and Webcast

TEL AVIV, ISRAEL, July 2, 2007, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), the leader in Software DRM, USB-based authentication, and secure Web gateways, today announced it will release financial results for the second quarter ended June 30, 2007 before the opening of trading in New York on Thursday, July 19, 2007. The financial results will be released over the news wires and will also be posted to the Aladdin Web site.

The Company will host a conference call, to be simultaneously Webcast, on Thursday, July 19, 2007 at 9:00 a.m. Eastern Time / 4:00 p.m. Israel Time. A question and answer session will follow management’s presentation. To participate, please call the following numbers ten minutes before the hour:

Phone Number + 1 (800) 399-0427 (North America)
Phone Number +1 (706) 643-1624 (International)

A live Webcast of the conference call will be available on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes early to register for the Webcast and download any necessary audio software.

A replay of the call will be available until July 27, 2007 at 11:59 p.m., Eastern Time. Please call:

Phone Number +1 (800) 642 - 1687 (North America)
Phone Number +1 (706) 645 - 9291 (International)
Access Code: 4368718

About Aladdin
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

©2007 Aladdin Knowledge Systems, Ltd. All rights reserved. Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.